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                                             Filed by autobytel.com inc.
                                             Pursuant to Rule 425 under the
                                             Securities Act of 1933 and deemed
                                             filed pursuant to Rule 14a-12 of
                                             the Securities Exchange Act of 1934

                                             Subject Company:Autoweb.com, Inc.
                                             Commission File No. 000-25577


                                  AUTOBYTEL.COM

                            MODERATOR: MELANIE WEBBER
                                 APRIL 26, 2001
                                   1:30 PM PT


Operator:          Good day ladies and gentlemen and welcome to the
                   Autobytel.com conference call. At this time, participants are in a listen-only mode. Later, we will conduct a question and answer session and instructions will follow at that time.

                   If anyone should require assistance during the conference, please press the star, then zero on your touchtone telephone. If anyone should disconnect and need to rejoin, please dial 800-949-5458. As a reminder, this conference is being recorded.

                   Now I would like to introduce your host for today's conference, Melanie Webber of Autobytel.com. Ms. Webber, you may begin your conference.

Melanie Webber:    Thank you. Good afternoon and thank you for joining us today to discuss Autobytel.com's earnings for the first quarter ended March 31st, 2001. By now, you should all have received a copy of today's press release. If you haven't received a press release, please contact Crystal Nguyen of Autobytel.com at 949-862-1355, and we will e-mail you right away.

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                   With us today from Autobytel.com we have Mark Lorimer,
                   President and Chief Executive Officer; as well as Amit Kothari, Vice President-Corporate Controller. Also with us this afternoon is Hoshi Printer, our CFO, who rejoined the company last week.

                   Amit Kothari will begin the call by providing the financials for the quarter, followed by Mark Lorimer who will provide an overview of the business. After that, we will be ready to answer any questions you may have.

                   Today's conference call, including the question and answer period, or projections or other forward-looking statements regarding future events and the future financial performance of the company are covered by the Safe Harbor Statement contained in today's press release.

                   We would like to caution you that actual events or results may differ materially from those forward-looking statements. We refer you to documents the company has filed with the SEC, specifically Form 10-K for the year ended December 31st, 2000, and quarterly reports on Form 10-Q. These documents identify the principal factors that could cause results to differ materially from those forward-looking statements.

                   And now at this time, I would like to turn the call over to Amit.

Amit Kothari:      Thank you, Melanie. Our revenue for the first quarter was
                   $16.7 million, a 10% increase over the first quarter of last year and a 1% sequential decline from the fourth quarter revenue of $16.8 million. I'll break down the revenues for you.


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                   Program fees were $12.9 million, a decline from the $13.8
                   million in program fees in the fourth quarter of 2000. This resulted from a sequential decline in the number of paying dealers from 5037 to 4706 dealers, or a 7% decline; and a slight reduction in the average monthly fee per dealer, from $904 to $880, or a 3% decline.

                   Revenue from related products and services increased to $2.5 million in the first quarter of 2001, from $1.9 million in the (first) fourth quarter of 2000. In most categories of related services, revenue actually declined, including financing, insurance, advertising, and database sales.

                   The shortfall in these categories was offset by higher revenue from Web site hosting and by the recognition of $1.4 million in consulting revenue. International revenue increased to $1.3 million, from $1.1 million in the fourth quarter of 2000.

                   In response to the overall market environment, we significantly reduced the operating expenses from $23.5 million in the fourth quarter to $21.9 million in the first quarter of 2001. The $21.9 million included the charge of $1 million taken from restructuring efforts of our Automotive Operations Group.

                   We have reduced costs across the board. We reduced sales and marketing expense by 10%; product and technology development by 17%; and G&A by 6% sequentially.

                   As a result of our marketing cost reduction efforts, our aggregated cost per purchase request dropped by 27% from the fourth quarter to the first quarter of 2001. Aggregated cost per purchase request is a function of traditional and TV and publication spending, Internet advertising expenses, and marketing and advertising salaries and overhead.


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                   Our loss in the quarter was $4.1 million, or 20 cents per
                   share. We cut our net loss by 50% versus $8.1 million in the first quarter in the prior year. For three quarters in a row, we have reduced our net loss from operations. This quarter, it was $5.3 million versus $6.7 million in the fourth quarter of 2000.

                   Turning to our balance sheet, our cash position remains very strong. As of March 31st, we had $75.1 million in cash and cash equivalence. That includes $34.6 million reserved for use by Autobytel Europe. We used $8.6 million in operations and received a net $1.7 million from investments related to International operations, which resulted in a net cash usage of $6.9 million.

                   Our accounts receivable increased to $7.4 million, from $6.6 million at the end of the fourth quarter. And our DSO increased during that time from 35 to 37 days. We expect DSO to remain in that range.

                   Our guidance for the second quarter is as follows: we expect revenue to be in the range of $16 to $16.5 million and the loss per share between 9 and 11 cents per share. We expect to use approximately $5 million in operations in the second quarter versus $8.6 million in operations in the first quarter.

                   We also expect to use $2.5 million in investments in International ventures and $1 million in transaction costs related to our recently announced merger agreement with Autoweb during the second quarter. We expect total cash use in the second quarter to be between $8 and $9 million.

                   There's much uncertainty surrounding the auto industry sales numbers and e-commerce in general for the second half of this year. Moreover, while we reiterate our belief that the Autoweb transaction closing will have no negative impact on our expectation to become profitable in the third quarter, our


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                   forecasting precision of the pro forma results should improve during the second quarter.

                   Accordingly, we do not believe it is prudent to give formal guidance today on the third and fourth quarters.

                   Now I'll turn the call over to Mark.

Mark Lorimer:      Thank you, Amit, and thank you to all of those listening
                   today. We definitely appreciate your support.

                   I want to cover a few important topics this afternoon. First I'll expand a bit on what we're seeing in the marketplace right now and how that's affecting our results. Second, I'll review the actions we are taking to achieve profitability in the very near term. Finally, I'll discuss how over the longer-term, we plan to leverage our market leadership position and our strategic assets to grow and maintain profitability.

                   As you know, the overall slowdown in the economy is negatively affecting auto sales and there's a lot of uncertainty in the forecast for the remainder of the year. On the one hand, we believe that the slowdown in the economy has a potential upside for Autobytel because research groups such as Gartner and J.D. Power agree that the number of consumers turning to the Internet to purchase their cars is continuously increasing, and because in this economy, more consumers will turn to the Internet for better deals on new and used cars. We saw some of this last quarter. We believe this trend will continue.

                   We experienced a 20% increase in purchase requests in quarter one 2001 over Q4 2000. The recent study by Opinion Research Group shows that 70% of consumers believe they will get a better deal by purchasing used cars on-line.


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                   Another recent study by Yale University and U.C. Berkley
                   shows that consumers do save money when they purchase new cars on-line.

                   On the other hand, dealers are responding as you might expect them to in an economic downturn by reducing expenses or declining to take on new expenses. While dealers understand and recognize that Autobytel can help grow their business, we represent an immediate expense with an uncertain payback schedule, particularly in this environment.

                   Many dealers either won't make that commitment or they're asking for incentives or fee arrangements that are not economical for us. These dealer attitudes contributed to our decline in the number of paying dealers during the quarter.

                   In addition to apprehension by the dealers, many of our partners' related products and services, many of whom who are also e-commerce providers, are experiencing their own slowdown. This is negatively affecting our non-dealer revenue.

                   We believe the downturns and slowdowns are presenting significant opportunities for companies in a position to capitalize on them. We think we are in just such a position and if we have and execute a strong action plan, we will emerge on the other side of this economy in an excellent competitive position. Our plan is to one, get profitable; two, get bigger; and three, get closer to our industry.

                   Profitability in a weakening economic environment requires expense reductions. We have taken several actions in the first quarter and we'll continue them and will add more actions in the second.


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                   First, we have reduced advertising and other marketing
                   expenditures. We were able to do this while increasing our purchase requests at the same time. Efficiencies were found in almost all marketing areas including national print and regional television advertising. More efficiencies will be found in the second through fourth quarters.

                   Second, Amit mentioned the reorganization in the dealer operations area. This reorganization should result in approximately $1.5 million in cost reductions on an annualized basis.

                   We also took and continue to take actions within our dealer operations organization to one, analyze the dealer body on a segmented basis, looking for profitability within each segment; two, balancing the cost of sales and service against the revenues received by region, by make/model, and by size of dealer; and three, improve alignment between the sales commissions and the company's goals of sustained revenue and profit.

                   Third, we have successfully renegotiated many of our marketing arrangements. As Amit mentioned, our aggregate costs per purchase request declined by 27% from Q4 to Q1. Over the past two quarters, we have achieved an annualized savings in Internet marketing costs alone of between $4 and $5 million, through the renegotiation of contracts. We expect further savings as we continue this process with even more of our providers.

                   Fourth, we achieved significant cost savings in our product and technology development process and part of these savings came from our moving of certain development work overseas.

                   The second quarter will see us continue all of these actions and add new ones including examination of our various revenue streams and reducing or


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                   eliminating unprofitable lines of business. With these
                   actions, we expect to achieve profitability in the third quarter and then sustain it in future quarters.

                   As for growth, we have said on the last few calls, profitability is our number one driver. The uncertainty in the auto industry, the apprehension of auto dealers, and the general downturn in Internet expenditures have all made organic growth even tougher.

                   The chief reasons we believe we won't see growth in the second quarter are one, we will be focusing on eliminating unprofitable revenue streams and their associated expenses and two, the consolidation opportunities we have seen in our space, make growth through acquisition and combination the most efficient path to getting bigger.

                   Our announcement to acquire Autoweb is very significant. The combination will create a platform of over 7000 dealer customers, 24 International automotive manufacturer customers, and over two million unique visitors per month. The combined company is projected to have revenues of over $100 million per year.

                   Successful completion and integration of the Autoweb deal should give us huge growth while allowing us to be very intense in our internal evaluation of existing revenue streams and their associated costs. In effect, we expect to get profitable and to get big at the same time.

                   Yesterday, Jeffrey Schwartz in the Autoweb conference call stated their relentless drive toward profitability. Jeffrey, Dean, and the rest of the Autoweb team have done a great job in reducing their costs and focusing on the revenue streams most likely to yield profits and growth.


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                   Their actions allow me to continue to strongly believe that when the transaction with Autoweb closes in the third quarter, we will be profitable as a combined entity.

                   The competitive landscape is clearing with more one-time competitors disappearing every quarter. When the economic cycle rebounds, we should be a profitable, big company with few competitors in a giant market opportunity. At that point, we will be able to refocus on organic growth with many fewer impediments and barriers.

                   As we're getting closer to our industry, we are here focused primarily on expanding our relationships with manufacturers. Our relationship with General Motors, for whom we are test marketing their dealers' new Locate-to-Order program in the Washington, D.C. area, is but the biggest example to date of our willingness and desire to engage the manufacturers on an increasingly deepening level.

                   The Locate-to-Order system displays a market view - area view of available inventory and enables consumers to purchase selective vehicles at a dealer set on-line price. Vehicle buyers will not only be able to find a Chevy car or truck they want, but also select the preferred dealer to complete the transaction.

                   This program demonstrates Autobytel's unique position in the on-line sector and why we believe we have more staying power when others don't. Having the largest manufacturer select us as a partner to help them prove their dealers' on-line efforts reflects the value of our market experience, our technological capability, and our management expertise.


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                   We believe there will be an increasing trend of manufacturers using independent providers to help them reach consumers. We believe Autobytel stands to benefit most from that trend.

                   We also look forward to growth in our manufacturer relationships as a result of our combination with Autoweb. Autoweb's AIC Division is one of the leading providers of industry information to all of the major manufacturers.

                   To summarize, we need to get profitable, get bigger, and get closer to the manufacturers. We are making substantial progress on all fronts. When the dust settles, the economy turns up, and our combination with Autoweb is completed, we believe Autobytel will have the following competitive profile.

                   The premier brand name, the largest dealer network, the largest provider of purchase requests, the broadest array of value-added services to the consumer, the broadest and best array of value-added high margin services to dealers and manufacturers, a highly efficient cost structure, strong relationships with manufacturers and other key players in the auto market, financial resources to pursue the right opportunities, and sustainable profitability and growth. That is the profile of a clear market leader.

                   And with that, we will now open up this call for questions.

Operator:          If you would like to ask a question, please press the number one on your telephone keypad. If you would like to withdraw your question, press the pound key. There will be a brief delay as we prepare for the question and answer session.

                   Your first question comes from John Beauregard from PF
                   On-Line.


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John Beauregard:   Hi, Mark. You mentioned Autoweb and GM in your comments. Can you expand on those two transactions?

Mark Lorimer:      Sure, John. The Autoweb transaction as we mentioned is an
                   acquisition we're acquiring and we plan to acquire and merge
                   Autoweb, subject to shareholder approval and the SEC filings and the like in July.

                   It will create, like I said, the platform of 7000 dealers; over $100 million in revenues; relationships with 24/26 of the manufacturers; and we believe it will give us a dominant position in the on-line space for our car buyers. We'll also have five different marketing programs for dealers and manufacturers.

                   The GM deal is a different thing. It's a relationship directly with General Motors. General Motors is testing their dealers' new Locate-to-Order system in the Washington area with Chevrolet.

                   We'll be putting all of the inventory available in that market area for Chevrolet on-line with e-pricing in most cases. And allowing consumers to choose not only the car they want with all of the, you know, the factory fees on incentives and pricing as well as all the data that the factory has in terms of windows, speakers, and things like that; together with an ability to choose the dealer with whom they would like to transact. So those are broad overviews of those two areas.

John Beauregard:   Thank you very much.

Mark Lorimer:      Thanks, John.

Operator:          Your next question comes from Johnny Svoren from W.
                   Hambrecht.


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Johnny Svoren:     Hi. You talked about eliminating some unprofitable revenue streams in Q2, how much revenues are associated with that?

Mark Lorimer:      What I talked about Johnny was evaluating that during the
                   course of the second quarter. And as we complete those actions, you know by the second quarter, we hope to have clearer guidance to give the street on exactly the size of the revenue as well as expenses.

                   However, we believe that for the second quarter we'll come in between $16 and $16.5 million in revenue with a loss per share of within the 9 to 11 cent range.

Johnny Svoren:     Okay. In the national revenues, can I have a fairly
                   substantial amount of capital allocated to building your International business? Can you give us an update on where you are in terms of driving revenues from that? And I'm just wondering what, you know, what's the potential on these investments?

Mark Lorimer:      As I've said in the past, Johnny, the International part of our business is not the, you know, the short-term revenue or expense - they don't present short-term revenue and expense issues but rather they're longer-term issues.

                   The way we have it structured is in such a way that in some countries we make - the seed investments, it takes more minority positions and stock holdings while at the same time, we're licensing so we have good revenue streams flowing off of those countries and with equity upside accompanying them. The equity upside is obviously - they're two years behind us
                   - a few years out.

                   On other - in other areas, we have, for instance, in Europe, we own 77% of Autobytel Europe. Autobytel Europe is very well capitalized with an excess


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                   of $30 million. As a matter of fact, in this particular first quarter, we took in another $2 million of investments in Autobytel Europe from Continental, the German company known for auto parts as well as tires.

                   So that business we own 77% of. And its job is to go out and create opportunities in that - for national operating companies within Europe in which again, Autobytel Europe takes an equity interest.

                   But while that is roughly breakeven to slight loss-type of proposition in the shorter-term, in the longer-term, clearly, Europe is a larger market than the United States - or Asia is the larger market than the United States - present us with enormous upside, which we'll participate through - participates into our equity holdings.

                   In the meanwhile, the expenses of being in International are largely subsumed here in terms of our licensing agreements; where we license our name, our technology, and our know-how through the various countries that we're on. We're now on four different continents.

Johnny Svoren:     Okay. Do you expect to maintain that 77% ownership in
                   Autobytel Europe or will that be diluted by the need for more capital longer-term.

Mark Lorimer:      Not - it will certainly not be diluted by a need for more
                   capital in the short-term because we're not planning
                   Autobytel Europe as a full-blown operating entity, but rather as a business developer, perhaps product development, catalyst, things like that. It's more of a holding strategy that we have for Autobytel Europe.


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                   In terms of dilution, you know, for other reasons, for
                   instance, for partnership and things like that, we're open to those kinds of things. I mean the capital structure is not why we got into the business.

                   We got into the business because we believe that Autobytel will be successful - indeed it's in the Netherlands and the UK and Sweden and continuing to grow. The capitalization - the capital structure and how much we own will be something that we'll follow good business deals.

                   So if we have an opportunity with a good partner but it requires us to reduce our ownership percentage in order to get that good partner in, we'll clearly do that. I think we'd all rather have us own, you know, 40% of a big business rather than 77% of the small business. So we're completely open to that kind of dilution.

Johnny Svoren:     Okay. What - $1.4 million consulting project related to the
                   GM project?

Mark Lorimer:      Yes.

Johnny Svoren:     Okay. What's the potential for additional relationships such as this over the near term?

Mark Lorimer:      I'd like to think that they're extensive. Our International partners have had a - one of the advantages of being International is that our International partners can either leverage the relationships here or smart relationships that we can work through here. Indeed, in both Australia and Japan, we've had relationships developing with manufacturers there also.

                   Here in the States we see all of the manufacturers have indicated that they need to get closer to the Internet consumers. They've all had Web sites


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                   operating in the past that really have been useful but have not accomplished all the goals that those companies have set out.

                   We've seen increased willingness based on the number of people we're speaking with to entertain ventures and partnerships, marketing arrangements, customer service and relationship management opportunities, technology tools. We're talking to some people about training, data opportunities. It has over the past, I'd say, two quarters, the tide has turned in the OEM's view of what they call third-party services up-to-date.

                   I think that by combining with Autoweb, we established a clear focal point for their efforts in the market. Up to now, you know, there have been questions about which one of the players will be survive, what, you know, which players are viable. It's the reason that we are focused on getting profitable to eliminate any viability concerns and to get big so that we become the focal point for the manufacturers as they go to engage the customers on the Internet.

                   And I want to point that even though, you know, we have these International ventures going on, we have over $40 million in the United States, which is more than enough to last us through profitability.

Johnny Svoren:     Okay. And the final question here - how's the rollout of the
                   CRM software to dealers going?

Mark Lorimer:      It is going - we, as with all rollouts, you know, we had
                   bugs. And we have been working through that. One of the two points we have been dealing with with dealers is speed.

                   A lot of the functionality that we were delivering was in effect too big for some of the connections that dealers had. So what we have done is we have


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                   gone ahead and designed an (I-Manager of Light) Home Page for folks who are on smaller band connections. And we've been very successful in eliminating those bugs.

                   So, you know, over the course, you know, in all, it was very successful. But, you know, as is any rollout, it wasn't without its bugs. But I think the vast, if not all of that, is behind us now within one quarter.

Johnny Svoren:     Thank you.

Mark Lorimer:      Thank you.

Operator:          At this time, there are no further questions.

Melanie Webber:    Thank you very much for joining us today.

Operator:          Thank you for your participation in today's conference call.
                   Should you have any further questions, please refer to the contact information on Autobytel.com's press release.

                   This call will be available for replay beginning at 6:00 PM Eastern Standard Time today through 11:59 PM Eastern Standard Time on May 26th. The Conference ID for the replay is 790546. Again, that ID number again is 790546. The number to dial for the replay is 1-800-642-1687 or 706-645-9291. You may now disconnect.


                                       END

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